United Group Fund, Inc.

18622 Rocoso Pl

Tarzana, CA 91356

November 8, 2015

Securities Exchange Commission

Mr. Coy Garrison

Securities Exchange Commission

Washington, DC 20549

Re:	United Group Fund Inc.
Draft Offering Statement on Form 1-A Submitted August 26, 2015 CIK No. 0001646036

Dear Mr. Garrison,

Please see our response to your comments below.

Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings

1. We note your disclosure on page 19 that you intend for this offering to remain open for one year following the qualification date of your offering statement. However, you indicate that you do not intend to offer the securities on a delayed or continuous basis pursuant to Rule 251(d)(3). Please revise your disclosure to clarify this inconsistency.

We have updated this accordingly.

Part II – Offering Circular

2. We note your disclosure on page 2 that the U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered. Please revise this paragraph to conform to the legend required by Rule 254(f) of Regulation A. See Part II, Section (a)(3) of Form 1-A.

We have revised to read:

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

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Prospectus Summary, page 4

3. We note your disclosure on page 4 that you intend to purchase hotels, mixed use, multifamily, office buildings, retail properties, and invest in affiliated funds. However, we also note your disclosure on page 27 that you intend to invest in office, retail, multifamily, residential, and industrial properties, as well as real estate debt, including first mortgage loans, bridge loans, mezzanine loans, and securitized debt. Please revise to consistently disclose the investments you intend to make. To the extent known, please provide a breakdown of your anticipated portfolio by investment type.

We removed the following information on page 27:

….including office, retail, multifamily residential and industrial. We also may originate or invest (by the exchange of equity in our company) in real estate debt. We expect our real estate debt originations and investments to be focused on first mortgage loans, but they also may include real estate-related bridge loans, mezzanine loans and securitized debt.

We also clarified that we would most likely acquire such as hotels, mixed use, multifamily, office buildings, and retail properties. We do not know the anticipated portfolio by asset type, but do believe our first acquisition will most likely be a small hotel or single tenant retail space.

4. We note your disclosure on page 4 that you will invest with or in other funds that are your affiliates. Please revise to identify any affiliates you intend to invest in and to describe the business of such affiliates.

We have updated this area to read as follows and also updated the Prior Performance Table on page 44:

4.) investing with or in another fund that is an affiliate (MIGSIF, LLC) of the Company where returns exceed 9% annualized return in single family residences in Northern California. Such investing will only happen if it present an advantage or opportunity to the Company and if other opportunities in which the Company may act independently do not exist.

5. We note your disclosure on page 5 that you plan on purchasing both residential and commercial real estate throughout the United States and its territories, specifically Puerto Rico. However, we also note your disclosure on page 27 that your initial focus will be on properties located in northern California. Please revise your disclosure to clarify this inconsistency.

We have removed the reference to northern California.

Risk Factors, page 7

6. To the extent you intend on investing in mortgage debt, please include corresponding risk factor disclosure.

We have removed any reference to investing in mortgage debt as it is not our primary focus and unlikely that the fund will ever contemplate such investments.

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Use of Proceeds, page 20

7. We note your disclosure on page 20 that Mr. Medawar intends to pay the $41,000 of offering expenses. We also note your disclosure on page 21 that Mr. Medawar has paid $16,000 to the Company for offering expenses and the balance will be paid by Mr. Medawar regardless of the number of shares sold. However, you disclose on page 23 that Mr. Medawar is committed to providing the $25,000 for the completion of this Form 1-A unless you are able to raise a minimal amount through this offering, in exchange for a non-interest bearing promissory note. Additionally, you disclose on page 25 that Mr. Medawar has contributed $22,500 for expenses, in exchange for preferred stock. Please revise your disclosure to consistently quantify the offering expenses that Mr. Medawar will pay for and to disclose what Mr. Medawar will receive in exchange for such payments.

We have revised page 25 to read:

To date, Mr. Medawar has received preferred stock in exchange for $22,500. He will continue to purchase the Company's preferred stock up to $41,000. After $41,000 in expenses (the estimated cost of this offering), Mr. Medawar will lend the Company up to an additional $25,000 in exchange for a non-interest bearing promissory note.

8. We note your disclosure on page 20 that you believe your initial acquisition will be a small single tenant retail property or hotel property. However, we also note your disclosure on page 21 that you intend on initially acquiring a small multifamily property. Please revise your disclosure to clarify this inconsistency.

We have revised the inconsistency on page 21 to say "small single tenant retail property or hotel property" as that is our true intent.

Policies with Respect to Certain Transactions, page 26

9. Please outline briefly any policy that limits your directors, officers, security holders or affiliates in engaging for their own account in business activities of the types conducted or to be conducted by you. Refer to Item 25 of Form S-11.

We have added the following language:

We will adopt a policy which requires that all contracts and transactions between us, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the common stockholders. Where appropriate, with a vote of 75% of the outstanding shares of the common stockholders, the Company may obtain a fairness opinion or engage independent counsel to represent the interests of nonaffiliated security holders.

Conflicts of Interest, page 27

10. We note your disclosure that there are currently no conflicts of interest between the Company, your officer, directors or affiliates. We also note that Mr. Medawar is currently the CEO, sole director, sole employee, and holder of 100% of the preferred shares. In addition, you disclose on page 34 that Mr. Medawar currently has $100 million in assets under management and that he has also invested in 15 commercial and mixed-use properties through CREPR. Please revise to detail the conflicts of interest that may arise from Mr. Medawar's other business activities and the proposed method of dealing with such conflicts.

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We have added the following:

Our CEO currently manages a portfolio of properties with an approximate value of $100 million. Many of those properties are held and managed in a privately held fund. It could be expected that due to these other commitments could compete with Mr. Medawar for his time. MIGSIF, LLC, a privately held fund which is managed by Mr. Medawar, currently invests in single family homes in Northern California. It is expected that Mr. Medawar will only elect to invest in those opportunities that would directly compete with MIGSIF if the Company is able and ready to invest in such opportunities. Mr. Medawar employs multiple teams including office, construction, and other personnel in order to insure that he is able to effectively manage his multiple businesses, including the business of the Company.

To this end, our Officer and Director has acknowledged that under the California Corporations Code that he must present to the Company any business opportunity presented to them as an individual that met the California's standard for a corporate opportunity: (1) the corporation is financially able to exploit the opportunity; (2) the opportunity is within the corporation's line of business; (3) the corporation has an interest or expectancy in the opportunity; and (4) by taking the opportunity for his own, the corporate fiduciary will thereby be placed in a position inimical to their duties to the corporation.

Dividends, page 30

11. We note your disclosure here and elsewhere that you intend on declaring yearly dividends that may yield a 6% - 8% return on investment. Given that you are a blind pool, have not begun operations, and that you have not paid or declared dividends since your inception, you do not appear to have a reasonable basis to disclose an estimated dividend. Please remove all references to your estimated dividend.

We have removed these references.

Director, Executive Officers, Promoters and Control Persons, page 34

Cherif Medawar, page 34

12. We note your disclosure that Mr. Medawar currently has $100 million in assets under management. Please revise to explain the types of assets under management by Mr. Medawar, and to disclose the business entities through which Mr. Medawar manages such assets. Please also revise to describe the nature of the responsibilities undertaken by Mr. Medawar at Cherif Medawar Real Estate Investing Inc., CREPR, MIGSIF, LLC., and any other business entity affiliated with Mr. Medawar. We note in this respect that the website for Cherif Medawar Real Estate Investing Inc. indicates that Mr. Medawar is affiliated with a number of other entities, including, but not limited to, Original Resources, Inc., KMAGB.com, and the Institute of Commercial Real Estate.

We have updated this to read as follows:

Cherif Medawar has been our Chief Executive Officer, President, Chief Financial Officer, Secretary and sole Director since our inception on June 30, 2015. Cherif Medawar has been self-employed as a real estate investor and consultant for the past thirty years. Mr. Medawar currently has $100 million in assets under management. He uses his experience in real estate development and investing to teach others how to invest in real estate through his company, Cherif Medawar Real Estate Investing. Mr. Medawar has invested in 15 commercial and mixed-use properties located in Old San Juan, Puerto Rico valued at approximately $63 million. Through a privately held company, MIGSIF, LLC, Mr. Medawar is currently managing single family properties located in the northern California area approximately valued at $27 million. Please see "PRIOR PERFORMANCE OF AFFILIATES " on page 36 for more information on Mr. Medawar's real estate portfolios. Mr. Medawar has authored three best selling books on commercial real estate: "Blue Ocean Opportunities in Commercial Real Estate" and "Successonomics" and "Million Dollar Recipes to Real Estate Wealth" which he co-authored with Steve Forbes. Cherif lives part of the year in California where he teaches his wealth programs and travels between Puerto Rico and Cancun, Mexico. Prior to real estate development and investing, Mr. Medawar spent 14 years as a hotel management executive and almost 8 years as an asset manager for billionaire, Edmond Baysari.

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The following is a synopsis of the entities of which Mr. Medawar is closely affiliated:

Cherif Medawar Real Estate Investing Inc., (CMREI) (incorporated as Original Resources and formerly referred to as Institute of Commercial Real Estate) is an education company and my responsibilities are simply to prepare presentations mostly online through webinar to interview experts in investment strategies and explain real estate trends, asset protections and other educational matters.

CREPR is the website that hosts all the properties that Mr. Medawar owns in Puerto Rico. The responsibilities undertaken are managing the properties.

MIGSIF, LLC, is a private real estate fund under Rule 506 of Regulation D that has been in operation since 2009. Mr. Medawar has been responsible for raising capital and deploying it safely, ethically and profitably.

Mr. Medawar is also the head of GBA Corp., a special entity that has a Tax Grant extended by the Government of the US Territory of Puerto Rico under Tax Incentive Law 20. It allows for potential partnerships and the legal reduction of tax through special tax rules including IRC 933. Mr. Medawar manages the staff of full time attorney and other support professionals to accommodate the shareholders and provide consulting services out of Puerto Rico.

Mr. Medawar also owns, KMAGB.com a website existing under the education company that trains people how to protect their assets through property entity structuring.

Prior Performance of Affiliates, page 36

13. We note your disclosure on page 36 regarding the prior performance of MIGSIF, LLC. Please revise to disclose the total amount of money raised from investors, the total number of investors, and the dates during which money was raised. For each property in your table on page 36, please revise to disclose the purchase price, the property-type, whether it was a new, used, or construction property, and whether the property was sold. Additionally, please disclose how you calculated total equity, profit/loss, and IRR.

Please see the revisions to the table as requested above. MIGSIF, LLC is a revolving debt fund under Rule 506(b). Most of the investors are accredited investors. MIGSIF, LLC has raised as much as $11 million amongst 38 investors.

14. Please balance your prior performance table with a narrative summary that discusses major adverse business developments or conditions experienced by MIGSIF, LLC.

We have provided the following summary:

MIGSIF began its operation in August 2009 and experienced the continued decline in property prices in the bay area through the remainder of 2009, 2010 and all of 2011. The fund was able to acquire properties at the auctions in San Mateo, California and we were able to evict the defaulted owners and immediately start rehabbing each property to stage it and resell it at a profit.

The market then increased in price in 2012 and by 2013 and 2014 as well as throughout 2015 it has been a frenzy of demand with multiple offers on each property that has an "upside" potential.

We have also been able to handle these challenges in finding the right assets and attracting the right crew from architects to contractors and designers etc. to continue deploying the capital wisely and profitably.

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15. We note your disclosure on page 36 that Mr. Medawar personally has purchased fifteen properties mostly in San Juan, Puerto Rico. Please revise to clarify, per your disclosure on page 35, whether such properties were purchased through CREPR. Please also revise to provide the same type of disclosure requested above for the prior performance of CREPR, or any other programs sponsored by Mr. Medawar that invested in real estate.

We have removed the reference to CREPR in this regard as they are held in Mr. Medawar's name personally.

We did provide the following disclosure regarding Mr. Medawar:

Cherif Medawar started acquiring commercial mix use properties since 2004. The market was on an upswing till 2007 then a major decline occurred in 2008 and 2009 followed by a huge drop in the economy in Puerto Rico that continues till today. All Cherif Medawar's commercial properties are located in the Old San Juan area and he was able to refinance his loans to drop the interest rate and the amount owed while attracting some of the largest retail Tenants in the world who were interested in being in his buildings due to their proximity to the cruise ship port. Medawar has survived the down turn and is now enjoying as slow come back in the region due to the increase of cruise ship business along with some tourism incentives offered by the common wealth of Puerto Rico.

Exhibit 7 – Opinion re: Legality

16. We note that your legal opinion states that counsel has been retained by "Poverty Dignified, Inc." Please revise the legal opinion to reference the correct issuer, or advise us why the current disclosure is appropriate.

It is not appropriate. It was a typo and has been revised.

Please direct all comments or concerns to jillian@syndicationlawyers.com, our securities counsel. She can be reached at 323-799-1342. Thank you for your consideration.

UNITED GROUP FUND, INC.

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